UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

February 21, 2024

(Date of Report)

Coyuchi, Inc.

(Exact name of issuer as specified in its charter)

California	68-0263042
(State or other jurisdiction	(I.R.S. Employer
of organization)	Identification Number)

1400 Tennessee Street, Unit 1, San Francisco, California 94107

(Address of principal executive office)

(888) 418-8847

(Issuer’s telephone number, including area code)

Series C Preferred Stock

Common Stock issuable upon conversion of Series C Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 8. Certain Unregistered Sales of Equity Securities

On September 30, 2023, Coyuchi, Inc. (the “Company”) entered into a Debt Cancellation and Pay-off Agreement (the “Debt Cancellation Agreement”) with Kevin R. Brine and Jessica Smith (collectively, the “Lender”). Pursuant to the Debt Cancellation Agreement, the Company issued the Lender an aggregate of 1,669,754 shares of Series C Preferred Stock, par value $0.00001 per share (the “Series C Preferred Stock”), in satisfaction of the Company’s aggregate indebtedness in the principal amount of $5,410,000 owing to Lender under (i) that certain Promissory Note dated August 2022 in the principal amount of $4,750,000 made by the Company to the Lender and (ii) that certain Loan Agreement dated March 23, 2023 in the principal amount of $660,000 by and between the Lender and Company.

Exhibit No.	Exhibit Description
6.1	Debt Cancellation and Pay-Off Agreement by and between Coyuchi, Inc. and Kevin R. Brine and Jessica Smith, dated September 30, 2023.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 21, 2024.

COYUCHI, INC.

By:	/s/ Eileen Mockus
Eileen Mockus
President and Chief Executive Officer